Excelsior Absolute Return Fund of Funds Master Fund, LLC

                                 N-SAR Item 77K



           The Board of Managers (the "Board") and Audit Committee (the "Audit Committee") of Excelsior Absolute Return Fund of Funds Master Fund, LLC (the "Fund") have terminated Ernst & Young LLP ("Ernst & Young") as the Fund's independent public accountants as a result of concerns regarding their independence at the time of the issuance of their report on the Fund's March 31, 2004 financial statements. These concerns are the result of certain real estate consulting services performed by Ernst & Young on a contingent fee basis for Charles Schwab & Co., Inc., an affiliate of the Fund's investment adviser. During the fiscal years ended March 31, 2003 and 2004, there were no disagreements between Ernst & Young and the Fund on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in its report. The audit reports of Ernst & Young on the Fund's financial statements as of and for the fiscal years ended March 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion, or were not qualified or modified as to uncertainty, audit scope, or accounting principles. The Fund has no reason to believe that the Fund's March 31, 2004 financial statements were not prepared in accordance with generally accepted accounting principles, or that such financial statements do not fairly represent, in all material respects, the financial condition of the Fund as of that date. The Board and the Audit Committee will engage Deloitte & Touche LLP to perform a re-audit of the Fund's March 31, 2004 financial statements and to perform the audit for the fiscal year ended March 31, 2005. The results of the re-audit will be reported to the Fund and its shareholders upon its completion.